AB VP 3-21-02

02019551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 40028

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHELYN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12250 ROCKVILLE PIKE, SUITE 200
(No. and Street)

ROCKVILLE (City) MD (State) 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARONSON & COMPANY
(Name — if individual, state last, first, middle name)

700 KING FARM BOULEVARD (Address) ROCKVILLE (City) MD (State) 20850 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/4

OATH OR AFFIRMATION

I, RICHARD P. ZITELMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHELYN SECURITIES CORPORATION, as of DECEMBER 31, ~~19~~ XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

Stephanie Marshall
Notary Public exp. 5/1/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SHELYN SECURITIES CORP.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2001

Aronson & Company
www.aronsoncompany.com

Shelyn Securities Corp.

Table of Contents

700 King Farm Boulevard, Suite 300
Rockville, Maryland 20850
Phone 301.231.6200
Fax 301.231.7630

Aronson & Company
www.aronsoncompany.com

Independent Auditor's Report

Board of Directors
Shelyn Securities Corp.
Rockville, Maryland

We have audited the accompanying Statement of Financial Condition of **Shelyn Securities Corp.** as of December 31, 2001, and the related Statements of Operations, Stockholder's Equity and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Shelyn Securities Corp.** as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Aronson & Company

Rockville, Maryland
January 14, 2002

Shelyn Securities Corp.

Statement of Financial Condition

December 31, 2001

Assets

Current assets		
Cash	$	8,883
Securities owned		3,300
Total assets	$	12,183

Liabilities and Stockholder's Equity

Stockholder's equity		
Common stock - no par value, 1,000 shares authorized, 500 shares issued and outstanding	$	22,000
Accumulated deficit		(9,817)
Total stockholder's equity		12,183
Total liabilities and stockholder's equity	$	12,183

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Shelyn Securities Corp.

Statement of Operations

Year Ended December 31, 2001		
Revenue		
Interest		$ 202
Expenses		
Insurance bond	$ 362	
Licenses and fees	2,442	
Professional fees	1,852	
Total		(4,656)
Loss before benefit from taxes		(4,454)
Benefit from income taxes		-
Net loss		$ (4,454)

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Shelyn Securities Corp.

Statement of Stockholder's Equity

Year Ended December 31, 2001	Common Stock	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2001	$ 22,000	$ (5,363)	$ 16,637
Net loss	-	(4,454)	(4,454)
Balance, December 31, 2001	$ 22,000	$ (9,817)	$ 12,183

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Shelyn Securities Corp.

Statement of Cash Flows

Year Ended December 31, 2001		
Cash flows from operating activities		
Net loss	$	(4,454)
Net decrease in cash		(4,454)
Cash, January 1, 2001		13,337
Cash, December 31, 2001	$	8,883

The accompanying Notes to Financial Statements are an integral part of these financial statements.

1. Organization and significant accounting policies

Organization: Shelyn Securities Corp. (the Corporation) was incorporated pursuant to the laws of the State of Maryland on August 7, 1985, and is a registered broker-dealer of securities. The Corporation assists in underwriting private placement investments by affiliates. The Corporation is subject to certain minimum capital requirements and regulations of the Securities and Exchange Commission.

Income taxes: The Corporation files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Deferred income taxes are provided for on any temporary differences arising from the use of the cash method of accounting for income tax purposes and the accrual method used for financial statement purposes.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2001, the Corporation had regulatory net capital of $12,183 which was $7,183 in excess of its required net capital of $5,000. Since the Corporation has no liabilities, the Corporation's aggregate indebtedness to net capital ratio requirement was met.

3 Income taxes

The benefit from income taxes varies from the amount that would be provided at Federal statutory rates as follows:

Benefit computed at the graduated Federal statutory rates	$	668
State income tax, net of Federal benefit		265
Change in valuation allowance		(933)
Benefit from income taxes	$	-

3 Income taxes (continued)

The Corporation has available net operating loss carryforwards for income tax purposes totaling $9,285. The Corporation has recorded a deferred income tax asset of $1,658 and a valuation allowance equal to the asset at December 31, 2001. Expiration of the carryforwards are as follows:

Year Ending December 31		Amount
2012	$	1,681
2018		3,150
2021		4,454
Total	$	9,285

4. Securities owned

The Corporation holds warrants at December 31, 2001 as follows:

Fair value	$	3,300
Cost of warrants		3,300
Aggregate unrealized gain	$	-

The Corporation reports the value of the warrants at fair value, with the unrealized gain or loss reflected in the statement of operations.

Schedule I

Shelyn Securities Corp.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001				
Total stockholder's equity from Statement of Financial Condition			$	12,183
Deduct stockholder's equity not allowable for Net Capital				-
Total stockholder's equity qualified for net capital				12,183
Add:				
A. Subordinated borrowings allowable in computation of net capital				-
B. Other (deductions) or allowable credits				-
Total capital and allowable subordinated borrowings				12,183
Deductions and/or charges:				
Nonallowable assets:				
A. Securities not readily marketable	$	3,300		
B. Aged fails-to-deliver		-		
C. Aged short security differences		-		
D. Secured demand note deficiency		-		
E. Commodity futures contracts and spot commodities proprietary capital charges		-		
F. Other deductions and/or charges		-		3,300
Net capital before haircuts on securities positions				8,883
Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		-		
B. Subordinated securities borrowing		-		
C. Trading and investment securities		-		
1. Bankers' acceptance, certificates of deposit and commercial paper		-		
2. Exempted securities		-		
3. State and municipal government obligations		-		
4. Debt securities		-		
5. Stocks and warrants		-		
6. Options		-		
7. Other securities		-		
D. Undue concentration		-		
E. Other (List)		-		-
Net Capital			$	8,883

There are no material differences in the computation of net capital between this audited report and the unaudited FOCUS Report at December 31, 2001 (part IA - form X-17A-5)

Independent Auditor's Report on Internal Control

Board of Directors
Shelyn Securities Corp.
Rockville, Maryland

In planning and performing our audit of the financial statements and supplemental schedule of **Shelyn Securities Corp.** as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal Control

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Aronson & Company

Rockville, Maryland
January 14, 2002

Board of Directors
Shelyn Securities Corp.
Rockville, Maryland

This letter is supplemental to our report on our audit of your 2001 financial statements. **Shelyn Securities Corp.** is exempt from submitting certain schedules pursuant to Section (k)(2)(i) of SEC Rule 15c3-3.

Aronson & Company

Rockville, Maryland
January 14, 2002